Exhibit 11.1

ICA

BUSINESS ETHICS AND CONDUCT CODE EMPRESAS ICA , S.A.B. DE C.V.

BUSINESS ETHICS AND CONDUCT CODE1

Introduction

This Business Ethics and Conduct Code (the “Code”) is a guide that promotes honesty and ethical behavior and it shall be applicable to all personnel (the employees) of Empresas ICA, S.A.B. de C.V., and its Subsidiaries (the “Company”).

The employees of the Company are bound by the Code, without exception, in everything they do and in the manner which they relate with one another and with external parties. The legal standards of the Code contain provisions derived from the Securities Market Law, the bylaws of the Convention of the Organization for Economic Co-operation and Development (OECD) and provisions contained in the Sarbanes Oxley Act, the Foreign Corrupt Practices Act (FCPA) and the recommendations issued by the Financial Action Task Force on Money Laundering (GAFI); however, in some cases they go beyond these legal obligations. In this regard, the Code reflects the values defining the Company and its interest in preventing any circumstance resulting from conduct that is or seems improper. The standards of this Code may be explained in detail or implemented through observance manuals, including those related to specific areas of operation of the Company. This Code is available on our website (www.ica.com.mx), our internal network (http://intranet.ica.mx), and the General Counsel’s and the Human Capital offices.

Each employee is personally responsible for making sure that decisions and actions of the operation of the Company comply at all times with the text and spirit of this Code. Given the speed of the changes in the industry, no set of legal provisions may be considered the last word in every circumstance. Whenever any doubt arises in connection with the application of any legal provision or where there is a precedent of a specific situation involving an ethical issue exists, consultation must be requested at the General Counsel’s Office.

[1]	Approved by the Board of Directors on May 3, 2004.

Revised and amended by the Corporate Practices Committee on January 15, 2007 and approved by the Board of Directors on January 29, 2007.

Revised and amended by the Corporate Practices Committee on January 19, 2009 and approved by the Board of Directors on January 26, 2009.

Revised and amended by the Corporate Practices, Finance, Planning and Sustainability Committee and the Audit Committee on January 17, 2011 and approved by the Board of Directors on January 24, 2011.

Revised and amended by the Corporate Practices, Finance, Planning and Sustainability Committee and the Audit Committee on January 14, 2013 and approved by the Board of Directors on January 21, 2013.

Revised and amended by the Corporate Practices, Finance, Planning and Sustainability Committee and the Audit Committee on January 19, 2015 and approved by the Board of Directors on January 19, 2015.

All employees are under the obligation to report the behavior of other employees whenever such behavior seems to violate this Code or any other policy or procedure that is observed by the Company.

All employees and members of the Board of Directors of the Company, are responsible for conducting themselves in all cases, in conformity with the standards of this Code, in both word and deed. It is expected that the Supervision and Directive personnel promote and adhere to the “open door” policy. This means they must be available to any employee or officer having any concerns, questions or complaints regarding the correct interpretation of ethical business principles. These issues may also be taken before any regular member of the Board of Directors of the Company, whether an officer of the Company or an independent director. Any concerns, questions or complaints shall be received and handled with promptness, confidentiality and professionalism. No reprisals are to be taken against any employee for submitting any concern, question or claim in good faith.

BUSINESS ETHICAL AND CONDUCT STANDARDS

The following standards of conduct shall apply to all employees. Any violations of the aforementioned standards shall result in an immediate disciplinary action that may include termination of employment with cause.

Observance of the Laws

It is the Company’s policy to be recognized as an entity that adheres to legal requirements. Regardless of the place where the Company does business, it is necessary that the Company’s employees comply with laws, rules and other applicable provisions. Employees are also responsible for the fulfillment of agreements, copyright concessions, licenses, patents, confidentiality agreements and any other contractual obligation undertaken. The provision of this Code shall be interpreted in the light of the law and practices of the countries where the Company conducts its business, as well as with common sense. There is no excuse for the violation of this Code; reasons such as “because everybody does it” or “it is not illegal” are not acceptable.

Conflict of Interests

The Company acknowledges and honors the rights of its employees to participate in activities of a private nature that do not constitute any conflict of interest with the Company in any manner or that discredits the Company. No officer shall participate in any activities or relationships that may be interpreted as a conflict of interest or that may reflect negatively on the officer’s loyalty towards the Company.

A conflict of interest occurs the moment that personal interests interfere with any of the Company’s interests.

The Company, in order to conduct its operations effectively, has to be sure of the loyalty of its employees. Hence, employees shall abstain from establishing relationships that may affect their judgment in regard to what is best for the Company. Any relationship that may appear to be a conflict of interest shall be avoided. These norms may not be avoided even when acting through a third party external to the Company.

Conflicts of interest may arise in many manners. For example, personal financial interests, obligations with other Companies or with a Governmental Entity, or the desire to help a third party, including family members or friends, are cases that might divide the loyalty of any employee. In order to better understand the most common cases of conflict of interest, several specific standards are presented.

Any employee who believes that it is not possible to prevent a conflict of interest in a particular situation or believes that it may be interpreted as such must disclose in writing all the circumstances surrounding the case and address it to his or her boss, who shall in turn submit it to the General Counsel’s Office, and, whenever necessary, the General Counsel shall submit it to the Auditing and Corporate Practices Committees and / or the Board of Directors.

Conflict of interests with third parties derived from professional services

The Company’s employees are not allowed to work for or receive any compensation whatsoever derived from services provided to any competitor, client, distributor or supplier of the Company. Further, they may not act as members of the Board of Directors of other companies, or as officials of any governmental office without the prior approval of the Company’s General Counsel. Many of these situations may represent a conflict of interest. Even if the approval is granted, the employee shall be careful in their actions in order to clearly separate the activities of the Company from those that are not. The General Counsel’s Office of the Company shall cooperate in the determination of those actions that may be carried out.

Conflict of interests derived from investments

Employees may not invest in companies or transactions of any competitor, client, distributor, or supplier of the Company, aside from the transactions with bonds or shares of public companies, and they may not speculate or trade on materials, equipment, provisions, goods or services purchased by the Company. Furthermore, employees may not invest in any shares or securities of any competitor, client, distributor or supplier if these investments had any influence, or may appear to have any influence, on their activities in the name of the Company. If there are doubts as to how an investment may be interpreted, the General Counsel’s Office shall be consulted.

Conflicts of interest derived from the use of Company time and the Company’s assets for officers’ own benefit

Employees are not authorized to carry out any work that is not the Company’s or to carry out such work within the Company’s facilities or within their work hours, including any paid leave. The use of the Company’s assets (equipment, materials, resources or information owned by the Company) is also not permitted for the completion of any external work or for personal use.

The Board of Directors, with the previous opinion of the Corporate Practice Committee, will approve the policy for the use of the Company’s assets when appropriate.

Conflict of interests due to loans granted to employees

Loans granted to employees and the Company’s guarantee of employees undertaken for personal reasons may also constitute a conflict of interest. Such loans are legally forbidden in the case of members of the Board of Directors and executive officers. It is the general policy of the Company that such loans and collaterals are not granted to employees.

Conflict of interests derived from third parties’ courtesies and gifts

Gifts and courtesies accepted by employees or members of their families may constitute a conflict of interest. Although gifts equivalent to a maximum amount of 25 times the minimum salary in effect in the Federal District are allowed, it is forbidden to accept anything else that may be reasonably considered to affect one’s good judgment or that may signify any understanding, whether express or implied, that the beneficiary becomes obliged in any manner to do something in return. Accordingly, the employees may accept courtesies, provided such courtesies do not surpass whatever is reasonable within the business context, and further provided it may lead to the benefit of the Company. It is strictly forbidden to employees to solicit gifts, gratuities or business courtesies for themselves or for any of their family members, friends or third parties.

Employees will be able to give gifts in the name of the Company if and when the following principles are met:

1)	The monetary value of the gift shall be modest and standardized for all recipients (i.e. gifts with varying monetary value shall not be given to suppliers or clients of similar services).

2)	The motive of the gift shall be in accordance with local customs in the place where it is being given (i.e. Thanksgiving in the United States of America or Christmas in Latin American countries).

3)	The giving of gifts must be on a general basis (i.e. the Company will not give gifts to only one specific supplier or client).

4)	The gift must be something the recipient could buy on their own.

5)	It is necessary to check with the recipient on whether the policies of their organization permit receiving gifts.

6)	All gifts must have, in a visible manner, the official logo of the Company (business cards of the officer are acceptable) for the purpose of avoiding confusion with personal gifts.

7)	Gift giving shall be avoided when it has the potential to compromise the Company’s relationship with the recipient (i.e. giving gifts to a certain officer when they are about to make a relevant decision that affects the Company).

8)	The gift must be given without the intention of receiving a benefit in return.

Conflict of interests derived from relations with family members and friends

The Company’s conduct standards do not intend to interfere in the private life of the employees. Notwithstanding the foregoing, situations may arise, where relationships with family and friends constitute conflicts of interests.

Employees are not allowed to supervise, review or influence the evaluation of the work or salary of their close family members. Employees that have family members or friends that work for companies seeking to supply, or already supplying, goods or services to the Company may not use their personal influence to affect the negotiations. Employees that have family members and friends working for competitors shall refrain from providing information on the Company, as well as from receiving and transmitting information on the competitor to the Company.

Conflict of interests derived from public activities

We encourage employees to participate in civic activities in their communities, including activities related to education and philanthropy. When doing so and when making any public comments, they should clarify that their viewpoints are personal and not the Company’s. Participation in, or the service to, the community may also create situations where conflicts of interests could arise. This may occur, for instance, whenever the community is negotiating with the Company for any goods or services or any other business. The law may require abstention from making a decision when these circumstances exist, depending on the employee’s position in the Company and other factors. Before making such a decision, the officer should look for advice from the representative of the community and the Company’s General Counsel. The officer/employee must, in every case, make it clear that they are an employee of the Company. In the event the employee refrains from making such decision, he or she shall explain his or her action is intended to avoid a possible conflict of interest or the appearance of the same. No employee may perform any service request whatsoever that is not related to the Company’s business or any that is to be carried out in its facilities without the approval of his or her boss.

As a general rule, no political contributions may be made as a representative of the Company in instances where such political contributions are not allowed by law. No lobbying activities or any other activity appearing as such may be carried out, for personal benefit or for the benefit of a third party, before any governmental agency or public officer, if using the Company’s name.

The operations of the Company require frequent interaction with the governments of various countries in which the Company has operations. At all times, these interactions must be in line with the principles and values promoted by the Company and this Code, with special emphasis on honesty and respect. Moreover, there are legal limits with respect to what is authorized as a contribution to government leaders, their teams, and or the political parties they represent. As a result, employees must not give or offer funds or other assets of the Company (directly or indirectly) as a form of political contribution without having first received proper authorization from the Company’s General Counsel Office.

The term “political contributions” is broadly defined and can include providing or lending corporate resources for the same purpose. Keep in mind that “political contributions” may be easily interpreted as bribes when given with the intention of influencing officials or political parties in an inappropriate manner.

“Political contributions” by the Company shall be allocated in accordance with the following conditions:

•	In accordance with local laws,

•	Approved by the General Director or the General Counsel’s Office; and

•	Duly documented for accounting purposes.

It is important to re-iterate that all such contributions made outside of the aforementioned conditions will not be considered as Company contributions and, as such, there will be no obligation for those contributions to be reimbursed.

Use of position and relations in their own benefit

Employees shall not appropriate for themselves, or for any other person or organization, the benefit of any company with which they have a relationship, or of any actual or potential opportunity of which they become aware in the performance of their employment and that relates with the kind of business conducted by the Company, without the prior approval of the same. Employees are not allowed to compete directly or indirectly with the Company. Employees have a duty to promote the legitimate interests of the Company provided the opportunity to do so arises.

Use of privileged information

In the course of their duties, employees may have access to information from the Company or other companies that is not available to the general public. It is strictly forbidden to use non-public information or internal information with the purpose of trading stock or other securities, whether by the employees themselves or by their family members or by any other person to whom the employee may have provided information. It is not only unethical but also illegal and could result in civil and criminal sanctions for the officer in question.

The laws forbid negotiating stock or other securities of the Company, who may possess relevant non-public information. Usually, relevant information is defined as any information that may influence a good faith investor to purchase, sell or keep stock or other securities. The relevant information may include financial results, financial projections, possible mergers, acquisitions or de-investments, material development of products or services and important changes in the direction of the Company. The laws forbid those who possess relevant non-public information from using it to provide evidence to anyone that may deal in such information.

The violation of stock exchange laws may result in civil and criminal sanctions, including economic sanctions or physical detention. With respect to the buying and selling of securities, employees must at all times observe the guidelines in the Policy on Terms of Operations with Securities of the Company (Politica en Materia Operaciones con Valores de la Sociedad). Employees who may not be sure of the legal interpretation of said Policy or the reach of the same shall consult the Company’s General Counsel or the Chief Financial Officer before negotiating stock or other securities. Any employee who participates in trading by utilizing privileged information shall be subject to an immediate termination of employment with cause.

Confidential information and patents

Information is a valuable asset of the Company. All the employees are bound to safeguard the confidential information or property of the Company, as well as the information that clients and suppliers have entrusted to them. In general terms, confidential and proprietary information is that which has not been disclosed to the general public, that gives the Company an advantage over its competitors or that may expose the Company to damages and losses, when disclosed in advance or inappropriately, such as formulas, patents, registered trademarks, technology and exclusive processes, constructive processes, alternative processes to be proposed to clients, as well as financial information, corporate strategy and confidential information on relations with clients and suppliers, among others. Any officer who may not be sure as to what information is to be treated as confidential or proprietary, shall consult his or her boss or the Company’s General Counsel.

All employees shall be aware, at all times, that it is their duty to protect confidential or proprietary information. In no event may they discuss any confidential or proprietary information in public places. They may not disclose any confidential or proprietary information to third parties without the express approval of the Company’s General Counsel, unless a competent authority requires this.

The obligation to preserve the confidential and proprietary information of the Company is not limited to the period of employment with the Company. Said obligation shall survive, even after the employees have left the Company.

Fair treatment

The Company is committed to treating all its clients, suppliers, competitors, officers and employees in a fair and honest manner.

Fair treatment of clients

To do business with clients in a fair and honest manner means that negotiations must be based on the quality of the Company’s products and services and on its capacity to fulfill its undertakings. Whenever it is required that the products or services meet clients’ specifications, it is forbidden that employees utilize false data or manipulate data in such manner as to pretend such specifications are met. It is also against the Company’s policies to refuse to deal with clients that are also acquiring products or services from our competitors. Violation of this policy may also constitute a violation of the competition or antitrust laws. The employees in charge of invoicing clients are required to reflect in such invoices, in an accurate manner, the cost of the services or products in the terms agreed in every deal.

Employees may not offer clients any benefit, reward or premium expressly forbidden by the laws or the Company’s policies and proceedings. When doing business it is permitted to carry out marketing and advertising procedures of common use, including the traditional promotional events, provided, however, they do not infringe upon the law nor expose the Company to any contingency.

Fair treatment of suppliers

Doing business in a fair and honest manner with suppliers means that the employees in charge of making the purchases or hiring services for the Company do such in an objective manner. Suppliers shall be selected on the basis of price, quality and characteristics of the goods or services. The employees shall not accept or seek any benefit from an actual or potential supplier that may alter their judgment or that may appear as such. It is also contrary to the Company’s policies to require suppliers to stop doing business with competitors or to require them to purchase the Company’s products or services as a condition for continuing to do business with them. Failure to comply with this policy may also result in a violation to the competition or antitrust laws.

Fair treatment of competitors

It is the Company’s policy to compete only on the basis of the merits of its products or services. Accordingly, any false or misleading representations about competitors or any insinuation about the same or in connection with their products or services shall be forbidden. Any comparison of the Company’s products or services with those of its competitors shall be precise and supported with facts.

The use of illegal or non-ethical means by employees to obtain information on competitors is prohibited. This includes the appropriation of proprietary or confidential business information or any attempt to induce the disclosure of such information from employees or former employees of the corporations, by adopting a false identity or by any other means. If any employee has any doubt as to the legality of the information he or she possesses or as to the manner it was obtained they must consult the Company’s General Counsel’s office. Employees shall treat the information related to competitors with sensibility and discretion. This information must be available only in an adequate legal and ethical context, and opened only to those employees having a legitimate need to know it.

Fair treatment of employees

The Company acknowledges that its officers and employers are its most valuable asset. The Company values the contribution each one makes and it is committed to treating them with respect. This includes the preservation of the confidentiality of the records of employees and officers, refraining from interfering in their privacy and supporting, to the fullest extent possible, the aspirations of those in the work place.

Limitations to competitiveness

The majority of countries have laws that regulate the forms in which the Company may compete. The purpose of these laws, sometimes known as competition or antitrust laws, is to prevent the interference with a free market. Under these laws, the corporations or individuals are not allowed to agree in a formal or informal manner with other companies or individuals, or to commit to other activities that may limit free competition. Illegal practices may include, among others, fixing prices, allocating clients or territories, or illegally using a controlling position in the market.

It is forbidden for employees to discuss sensitive information with competitors, such as price policies, competitive bidding and contractual terms, alternatives of processes to be proposed to clients, unit prices, costs, inventories, products or marketing plans, constructive processes, marketing research and other non-public or confidential information. Such comments or any cooperation with a competitor on competitively sensitive business may be illegal. Under certain circumstances, however, employees are allowed to discuss confidential information with competitors, with the prior approval of the Company’s General Counsel’s office. The employees are required to report the Company’s General Counsel as soon as possible any situation where any competitor would have mentioned any of these matters or has suggested cooperation with respect of any of such matters.

Austerity

It is the Company’s policy to operate in an austere but respectable manner, through the efficient use of resources, limiting useless or superfluous expense.

Protection and proper use of the company’s assets and other resources

The success of the Company requires the commitment by all its officers and employees to adequately allocate and use its tangible or intangible assets. For these purposes, the Company’s assets include equipment, supplies, real estate, tools, inventories, cash, equipment and computing systems, computing packages, computer data, vehicles, records or reports, non-public information, intellectual property or other sensitive information or materials, voice mails, electronic or telephonic communications, as well as any of the Company’s funds in any manner. The officers and employees are obliged to protect the Company’s assets against losses, damages, misuse, theft or sabotage, as well as to make sure of the efficient use of the Company’s assets. The Company’s assets shall be utilized only for business purposes. The administration shall approve any use of the Company’s assets or services that is not for its own benefit.

Appropriate books and records

The laws require the Company to verify that its books and records reflect, in a correct and clear manner and with reasonable detail, the acknowledgement of its transactions and composition of its assets. It is a violation of the Company’s policy and it is also illegal for any officer to influence or act in such manner as to affect the correctness of the books and records of the Company. Employees must not participate or favor the creation of misleading, deceitful or false records.

It is expected that employees fully cooperate in the activities pertaining to the in-house or external auditors of the Company. Particularly, all the officers and employees of the Company shall strictly respect them.

Access to the Company’s assets, transactions under approval and their recording

Access to the Company’s assets shall only be permitted under the specific or general authorization of the administration. Transactions shall be carried out in accordance with the specific or general authorization of the administration. Transactions carried out by the Company shall be recorded in such manner as to allow the preparation of the financial statements of the Company in accordance with generally accepted accounting principles and applicable provisions to reflect the correct presentation of the Company’s assets and transactions.

Adequate books and records

All the Company’s books and records shall be accurate and complete. It is strictly forbidden to carry out false or misleading accounting entries, to omit the recording of any liability or to fail to disclose any bank account, as well as to acknowledge non-existing assets with any purpose. The Company shall sanction the officers and employees that carry out any of the aforementioned practices.

Additional ways to combat the aforementioned practices include, among other practices, the maintenance of corporate books and records under control and implementing auditing standards that prohibit and impede off balance sheet entries, concealing the nature of the transaction, and the use of false documents. (See Bribery of Public Officers section.)

Justification of payments

No officer may authorize disbursements of the Company’s funds, knowing that they are to be used in part for a purpose other than the one described in the supporting documents of such payment.

Adequate internal control

The necessary administrative and accounting controls must be implemented to provide a reasonable guarantee that the Company complies with the requirements described above and that the Financial Statements or other reports are accurate and reliable, and also that they reflect in a full, timely and truthful manner the required information or that which is material.

Complete, accurate and timely disclosure

The Company is a public entity and its shares are registered for trade and exchange among the investing public. For this reason, the Company is obligated to make disclosures to the general public. The Company is committed to fully comply with all the requirements that are applicable to its public disclosures. The Company has implemented disclosure controls and procedures to guarantee that its public disclosures are timely, comply with the applicable regulation and that are in every way complete, truthful, accurate and understandable. All of the employees in charge of preparing the public disclosures of the Company or those who supply information as part of this process are obliged to make sure that such disclosures and information are complete, accurate and that they meet the Company’s disclosure controls and procedures.

Discrimination and harassment

The Company is committed to provide a work environment free of any form of discrimination derived from race, nationality, ethnic group, gender, beliefs, religion, political affiliation, age, disability or sexual preferences. It is the policy of the Company to provide equal opportunities to all employees in regard to their employment, salary level, training and development, promotions and other working conditions. The Decisions on employment shall comply with all the applicable laws in labor matters.

The Company shall not tolerate harassment, including physical, sexual, racial, or psychological harassment, in any form. This includes verbal or physical behavior humiliating or threatening any employee, creating a hostile working environment, interfering irrationally with the individual performance of work or that in any other manner may adversely affect responsibilities in individual work.

Safety and Hygiene

The Company endeavors to provide its employees with a healthy and safe working environment. All employees are responsible for supporting the achievement of this goal by following the safety and hygiene rules. Employees must know the safety procedures applicable to their work places and follow them. The Company encourages the necessary measures to prevent its officers and employees from consuming drugs or harmful substances and the consumption of alcoholic beverages.

Environment

The Company’s commitment with clients, shareholders, authorities, the community and employees is to prevent pollution, to continuously improve the environment and to comply with all the environmental laws in effect.

Bribery of Public Officers

Some practices in Mexico are considered acceptable during negotiation; however, courtesies in restaurants or the provision of trips, valuable courtesies or gifts may result in the violation of local, state, federal or international law and treaties, when the subjects being dealt with are government officials or employees.

Commercial bribery or payoff of any kind is considered illegal under Mexican and international law. These acts are also considered illegal under applicable law, such as the Federal Criminal Code, the Convention on Combating Bribery of Foreign Public Officials in International Business Transaction issued by the Organization for Economic Cooperation and Development (OECD), and the 1979 U.S. Foreign Corrupt Practices Act, the Federal Anti-corruption in Public Works Law and or any other law applicable to the jurisdiction in which the Company develops a project.

Making, or promising to make, any payment or giving any valuable item to any official of the domestic or foreign government is prohibited. This includes the making of any payment through intermediaries, such as sales representatives, advisors or consultants. Any violation of the applicable anti-corruption laws may result in severe civil and criminal penalties, both for the Company and for all employees involved. It is strictly forbidden to offer any form of bribery, goods, commission or consideration to any person or local or international government official to obtain or maintain an undue benefit or commercial advantage. Therefore, bribery of any type is considered a substantial breach to this policy and gives grounds for immediate termination of employment, notwithstanding any applicable legal consequences.

End of the year gifts that are provided in a general manner to public officials, shall be subject to the limits provided by the applicable law, the basic principles describes in this Code, and must be authorized by the Chief Executive Officer of the Company or by the corresponding business unit.

In order to comply with the applicable law regulating the Company, the following clause shall be included in all contracts with third party contractors:

“The Parties hereby represent that during the negotiations for the execution of this Contract they have acted, and will continue to act, in compliance with: (i) the Rules of Conduct and Recommendations for Combating Extortion and Bribery published by the International Chamber of Commerce (the “Rules”), (ii) the Federal Anti-corruption in Public Works Law (the “Anti-corruption Law”); (iii) the Business Ethics and Conduct Code for Suppliers, Subcontractors and Business Associates and (iv) all applicable law, and that they are obliged to act within the scope of such regulations during the execution of this Agreement before their respective counterparties and any other third parties. The Parties expressly acknowledge and accept that any breach to these representations or the Rules will constitute a breach to this Agreement.”

In addition, this clause shall be included in all contracting manuals and their model contracts, and for the case of the Internal Comptroller, in their manuals for revision procedures.

Prevention of Money Laundering, Financing of Terrorism and Financing for the Proliferation of Weapons of Mass Destruction

The Company is committed to the prevention of (i) money laundering and (ii) the potential financing of terrorism or the proliferation of weapons of mass destruction, through preventative measures carried out in each of the countries in which the Company operates, with the principle objective of avoiding becoming a medium by which illegally-sourced funds reach a legal market.

The Company principally bases its actions on the recommendations made by Financial Action Task Force (Grupo de Acción Financiera Internacional or “GAFI”) and applicable local law.

Among the recommendations made by GAFI, we highlight the importance of knowing the background of clients and associates with which we are contemplating engaging in business. In this respect, GAFI established two types of vulnerable business relationships: the first are those that require prior approval from senior management, and the second are those that should be avoided. This division is based on the parties likely to be involved in business relationships; the first are politically exposed people, and the second are people that are found on international blocked persons lists.

To clarify the purpose of the principles this section of the Code, all employees shall take into account the following guidelines:

•	Comply with the principles established in this Code.

•	Comply with the provisions of the specific policies that the Company issues in the applicable country of operation (i.e. Prevention of Money Laundering, Financing of Terrorism and Financing for the Proliferation of Weapons of Mass Destruction, in the case of Mexico).

•	Observe local laws applicable to the matter.

•	Report any monetary payments in a currency not previously agreed for a transaction or payments from persons of nationalities not related to the transaction.

•	Avoid receiving payments in cash when legally prohibited for that transaction or if the ordinary procedures of the transaction do not permit these types of payments.

•	Report possible transactions with politically exposed parties or parties on international blocked persons lists.

Irrespective of full employee compliance with the guidelines in this section of the Code, it is important to note that there are certain areas that are more vulnerable than others and as such require special attention to the aforementioned guidelines. These areas are: procurement, promotion, sales, accounting, and finance.

Exemptions to the Business Ethics and Conduct Code

Any petition of release or exemption in any manner to this Code must be requested in advance from the Company’s General Counsel. Exemptions involving any of the executive officers or Members of the Board of Directors may only be granted by the Board of Directors or the Corporate Practices Committee. All releases or exemptions granted to executive officers and directors shall be disclosed to the shareholders of the Company. All personnel shall acknowledge that in general, the Company will not grant any exemptions and it shall only do so when fully justified.

Government Investigations

The Company shall fully cooperate with any governmental investigation. Any officer who may reasonably believe that an investigation or request from the government represents a risk or a threat of some consideration, in connection with any of the transactions or practices of the Company, even if this consideration goes beyond the scope of their responsibilities, shall inform the Company’s General Counsel of such situation and shall provide evidence supporting such belief. Tax audits and environmental inspections shall be considered as routine governmental practice and hence not included hereunder.

The Company may not always protect both its own interests and those of its employees, without resulting in a conflict of interest. In this case, the officer may need his or her own attorney. The Company paying the legal expenses of the officer shall depend on applicable or legal or other restrictions, as well as on the facts and circumstances of the issue in question.

Audits, investigations, disciplinary action

The Company shall carry out, through the in-house auditor on a periodic basis, audits on the compliance with this Code. Accusations of any potential misconduct shall be investigated by the appropriate personnel at a corporate level or at the level of the operational unit, with the prior notice to the Company’s General Counsel, and shall be reported to the Board of Directors or to the Audit Committee and the competent authorities. It is warned that any false accusations of any misconduct shall result in a disciplinary action. All employees are required to fully cooperate with any internal or external investigation. Employees shall also keep confidential any investigation and related documents, unless they are specifically authorized by the Company’s General Counsel to disclose such information.

The appropriate disciplinary measures derived from the violation of this Code may include admonition, restitution or even the termination of employment. Disciplinary actions may also include the transgressor’s immediate boss, to the extent the Company determines that the violation involved his or her participation or reflected his or her negligence.

Any individual that carries out any action of any kind in reprisal against the officer that submitted, with good faith, any doubt or concern as to the compliance of this Code, shall be subject to several sanctions, which may include the termination of employment with cause.

The Company’s policies in regard to preservation of documents strictly prohibit the destruction or alteration of incriminating documents in an attempt to hinder a pending investigation, a presumable investigation, an investigation proceeding or an investigation under study.

Where to obtain advice

Employees who may have any questions on this Business Ethics and Conduct Code, shall first address to his or her immediate boss. The “open door” policy of the Company provides the officers and employees the freedom to approach any director with ethical questions and concerns, without fear of reprisals. All consultations submitted by officers and employees in good faith, shall be dealt with as soon as possible, professionally and without risk of sanction of any type.

ACKNOWLEDGEMENT OF ACCEPTANCE

I acknowledge that I have received, read and understood the Business Ethics and Conduct Code and that my conduct as an employee of this Company shall always comply with the standards and policies established in the Code, as well as any other policy of the Company.

Name:

Date: